SECURITIES AND EXCHANGE COMMISSION

                              Washington, D. C. 20549




                                     FORM 11-K


(Mark One)
  X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                        OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


Commission file number 1-3950






                              FORD MOTOR COMPANY

                         TAX-EFFICIENT SAVINGS PLAN
                            FOR HOURLY EMPLOYEES

                           (Full title of the plan)






                             FORD MOTOR COMPANY
                             The American Road
                          Dearborn, Michigan 48121


                   (Name of issuer of the securities held
                   pursuant to the plan and the address of
                     its principal executive office)

Required Information
- --------------------

     Financial Statements
     --------------------

     Statement of Net Assets Available for Plan Benefits, as of
December 31, 1994 and 1993.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1994.

     Schedule II - Reportable Transactions for the Year Ended
December 31, 1994.


     Exhibit
     -------

Designation           Description                     Method of Filing
- -----------           ------------                    ----------------
Exhibit 23           Consent of Coopers               Filed with this Report.
                       & Lybrand L.L.P.



                           Signature
                           ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                            TAX-EFFICIENT SAVINGS PLAN
                              FOR HOURLY EMPLOYEES



                            By:  /s/J. B. Ferguson
                                    J. B. Ferguson, Chairman
                                    Tax-Efficient Savings Plan for
                                    Hourly Employees Committee



June 27, 1995


11-k\tespe.94

                                EXHIBIT INDEX
                                -------------

                                                    Sequential
                                                    Page Number
Designation           Description                   at Which Found
- -----------           -----------                   --------------
Exhibit 23         Consent of Coopers &
                   Lybrand L.L.P.

                              FORD MOTOR COMPANY

                TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

           INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                              Pages
                                                              -----
Report of Independent Accountants                                2

Financial Statements and Supplemental Schedules:


  Statement of Net Assets Available for Plan Benefits
   as of December 31, 1994 and 1993                            3 - 4


  Statement of Changes in Net Assets Available for Plan
 Benefits for the year ended December 31, 1994                 5


  Notes to Financial Statements                               6 - 10


Supplemental Schedules:

     Assets Held for Investment Purposes as of
     December 31, 1994                                        Schedule I

     Reportable Transactions for the year
     ended December 31, 1994                                 Schedule II

Coopers                                         Coopers & Lybrand L.L.P.
& Lybrand

                                                a professional services firm



Report of Independent Accountants


To the Board of Directors of
Ford Motor Company:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1994 and 1993, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the amounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1994 and 1993, and the changes in its financial status for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation the basic financial statements taken as a whole.



Detroit, Michigan
June 2, 1995

                                       Ford Motor Company

                   Tax-Efficient Savings Plan for Hourly Employees

                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           AS OF DECEMBER 31, 1994 AND 1993
                  ---------------------------------------------------

                                    (In Thousands)



                                       Ford Motor Co.    Current          Common
                                       Common Stock  Interest Fund    Stock Fund     Bond Fund     Income Funds     Total
                                       -------------- -------------   ------------   ------------  ------------   --------
December 31, 1994
Assets:
Contributions Receivable               $    8,830    $    1,715      $    2,234     $      326    $    2,318     $   15,423
Interest & Dividends Receivable                17         1,003               2                                       1,022
Interfund Receivable (Payable)             2,112         (1,595)          (389)           (141)           13              0
Loan Funds Receivable                                    67,509                                                      67,509
Deposits with Insurance Companies
  Under Group Contracts                                                                              265,659        265,659
Investments at fair value
  (Schedule I)                           761,197        137,725         110,171          6,578                    1,015,671
                                       ----------     ----------      ----------     ----------    ----------     ----------

  Total Assets                        $  772,156     $  206,357      $  112,018     $    6,763    $  267,990     $1,365,284
                                       ==========     ==========      ==========    ==========    ==========     ==========

Liabilities and Plan Equity:
Loans Payable                         $      767     $      371      $      186     $       10    $              $    1,334
ESOP Loan Payable                         12,495                                                                     12,495
ESOP Loan Interest Payable                    68                                                                         68
                                       ----------     ----------      ----------     ----------    ----------     ---------

  Total Liabilities                   $   13,330     $      371      $      186     $       10    $        0     $   13,897
                                       ----------     =========      ==========     ==========    ==========     ----------

  Net Assets Available for Benefits   $  758,826     $  205,986      $  111,832     $    6,753    $  267,990     $1,351,387
                                       ==========                                                                 ==========

The accompanying notes are an integral part of the financial statements.


                                                           3



tespben.95

                                     Ford Motor Company

                     TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES
                     -----------------------------------------------

                                     (In Thousands)




                                                  Ford Motor Co.       Current           Common
                                                   Common Stock     Interest Fund      Stock Fund      Income Fund        Total
                                                  --------------    -------------     ------------     ------------   -----------

December 31, 1993
Assets:
Contributions Receivable                          $    6,915        $    2,053        $    2,194       $    3,235     $   14,397
Interest and Dividends Receivable                          5               673               162                             840
Interfund Receivable (Payable)                         1,326            (1,778)             (164)             616              0
Loan Funds Receivable                                                   56,640                                            56,640
Deposits with Insurance Companies
 Under Group Contracts                                                                                    283,590        283,590
Investments at fair value (Schedule I)               714,791           138,216            94,438                         947,445
                                                  ----------        ----------        ----------       ----------     ----------

  Total Assets                                    $  723,037        $  195,804        $   96,630       $  287,441     $1,302,912
                                                  ==========        ==========        ==========       ==========     ==========
Liabilities and Plan Equity:
Loans Payable                                     $      897        $      448        $      179       $              $    1,524
ESOP Loan Payable                                     18,656                                                              18,656
ESOP Loan Interest Payable                                96                                                                  96
                                                  ----------        ----------        ----------       ----------     ----------

  Total Liabilities                               $   19,649        $      448        $      179       $        0     $   20,276
                                                  ==========        ==========        ==========       ==========     ==========

  Net Assets Available for Benefits               $  703,388        $  195,356        $   96,451       $  287,441     $1,282,636


The accompanying notes are an integral part of the financial statements.


                                                              4




finalte.95

                                         Ford Motor Company

                          Tax-Efficient Savings Plan for Hourly Employees

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  F0R THE YEAR ENDED DECEMBER 31, 1994
                  --------------------------------------------------------------

                                             (In Thousands)




                                       Ford Motor Co.   Current       Common
                                       Common Stock   Interest Fund  Stock Fund  Bond Fund  Income Funds      Total
                                      --------------  ------------  -----------  ---------  ------------   ------------
Investment Income:
Interest                              $      196     $    9,428    $       38    $      316  $   17,410    $   27,388
Dividends                                 22,267                        2,683                                  24,950
Company Contributions on Behalf
 of Employees                             93,472         21,444        26,464         4,279      29,024       174,683
                                      ----------     ----------    ----------    ----------  ----------    ----------
  Total Additions                     $  115,935     $   30,872    $   29,185    $    4,595  $   46,434    $  227,021
                                      ----------     ----------    ----------    ----------  ----------    ----------

Withdrawal of Participants' Accounts  $  (23,022)    $   (8,317)   $  (2,953)    $      (69) $ (16,952)    $  (51,313)
Net Depreciation in Fair Value
 of Investments                         (104,853)                       (688)          (429)                 (105,970)
Loan Funds Transferred (Out)/In          (19,778)        24,246       (4,270)          (198)                        0
Net Transfers Between Funds               88,142        (36,171)      (5,893)         2,854     (48,932)            0
Interest Expense                            (987)                                                                (987)
                                      ----------     ----------    ----------    ----------  ----------    ----------
  Total Deductions                    $  (60,498)    $  (20,242)   $  (13,804)   $    2,158  $  (65,884)   $ (158,270)
                                      ----------     ----------    ----------    ----------  ----------    ----------

Net Increase/(Decrease) in Plan)
 Equity for the Year                  $   55,437     $   10,630    $   15,381    $    6,753  $  (19,450)   $   68,751
Net Assets available for Benefits
 at beginning of year                    703,389        195,356        96,451                   287,440     1,282,636
                                      ----------     ----------    ----------    ----------  ----------    ----------
Net Assets available for Benefits
 at end of year                       $  758,826     $  205,986    $  111,832    $    6,753  $  267,990    $1,351.387
                                      ==========     ==========    ==========    ==========  ==========    ==========


                                                                    5



tms:tesp-he.95


                           NOTES TO FINANCIAL STATEMENTS - Continued
                           -----------------------------

1.  Summary of Significant Accounting Policies:
    ------------------------------------------

Investments
- -----------

The investment in Ford Motor Company Common Stock (Company Stock) and interests in the Common Stock Fund and the Bond Fund are valued on the basis of established year-end market prices. Investments in the Income Fund, primarily guaranteed insurance contracts, are at cost as required by statement of position 94-4 which approximates market. Investments in the Current Interest Fund are carried at par value, as it is the intent of the Plan to hold investments to maturity.

Contributions
- -------------

Contributions to the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the Plan) by Ford Motor Company (the Company) on behalf of an employee (as defined in the Plan) are recorded in the period that payroll deductions are made from Plan participants.

Other
- -----
Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date; income from other investments is recorded as earned.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the appreciation(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation(depreciation) on those investments.

Certain amounts in the previously issued 1993 financial statements have been reclassified to conform with the current year presentation.

2. Description of the Plan:
   -----------------------

The Plan was established effective January 1, 1985.

The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

Type and Purpose of the Plan
- ----------------------------

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company Stock.




                      NOTES TO FINANCIAL STATEMENTS - Continued
                      -----------------------------

 2. Description of the Plan, continued:
    -----------------------

         Eligibility
         -----------

         Employees having at least three months of continuous service are eligible to participate in the Plan. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary.

         Contributions
         -------------

         Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in eligible wages up to 18% with a corresponding contribution in the same amount made to the Plan by the Company on their behalf. Such provisions also apply to distributions under the Company's Profit Sharing Plan. Such contributions are excluded from participants' taxable income.

         Transfer of Assets
         ------------------

         The Plan permits one transfer each month of assets among investment elections, with certain restrictions related to transfers from the Income Fund.

         Investment Programs and Participation
         -------------------------------------

         Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program in December 1994, are as follows:

                                                     Participants
                                                     ------------

    100 percent Company Stock                            15,319
    100 percent Common Stock Fund                         1,700
    100 percent Income Fund                               3,786
    100 percent Current Interest Fund                     2,800
    100 percent Bond Fund                                   175
    Combinations of Company Stock, Common Stock Fund,
    Income Fund and Current Interest Fund
     in whole multiples of 10 percent                    14,107
                                                         ------

    Contributing participants at December 31,1994        37,887
    Non-contributing participants                        17,798
                                                         ------

    Total participants                                   55,685
                                                         ======

                     -----------------------------


 2. Description of the Plan, continued
   -----------------------

   Investment Programs and Participation, continued
   -------------------------------------

       Participants may elect to contribute to a Common Stock Fund, a commingled index fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the publicly traded common stock (i) of the 500 corporations included in Standard and Poor's 500 Index and (ii) of the corporations having capitalizations of at least $100 million as publicly reported from time to time and not included in the Standard and Poor's 500 Index. Assets of the fund are allocated between the Plan and the Ford Motor Company Savings and Stock Investment Plan (SSIP) in proportion to the number of units each plan holds in the fund. Units of the fund held by the Plan at December 31, 1994 and 1993, and their per unit value, are shown in Note 4. A small portion of the fund is invested in short-term cash equivalents.

       Participants may elect to contribute to an Income Fund with an insurance company or other organization. The insurance company or other organization agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Income Fund in 1994 were placed with Prudential Insurance Company of America at an annual effective rate of 4.94%. Contributions to the Income Fund in 1993 were placed with Lehman Government Securities, Inc. at an annual effective interest rate of 5.49%. The Income Fund in 1992 was placed with Prudential Insurance Company of America (Prudential) at an annual effective interest rate of 7.03%. The Income Fund in 1991 was placed two-thirds with Prudential and one-third with Metropolitan Life Insurance Company at an annual effective interest rate of 8.3%. Effective June 30, 1994 assets in the Income Fund for 1991 were transferred to other investment programs including the Income Fund for 1994 based on participants' elections. Contributions to the Income Fund during 1995 will be placed with John Hancock Mutual Life Insurance Co, at an annual effective interest rate of 8.07%.

       Participants may elect to contribute to a Current Interest Fund. Assets in this fund are pooled with those of SSIP. The objective of the fund is maximization of current income consistent with preservation of capital. Investments are made in debt obligations consisting of marketable securities, domestic bank certificates of deposit, bankers acceptances and high grade commercial paper and other money market obligations or commingled funds holding these types of securities. The interest rate paid is variable. Average annual interest rates in 1994 and 1993 were 4.2% and 3.4%, respectively. The interest income reported on the Statement of Changes in Net Assets Available for Plan Benefits for 1994 for the Current Interest Fund includes $3.8 million related to interest included in participants' loan repayments.

                        -----------------------------


       Investment Programs and Participation, continued
       -------------------------------------

       Participants may elect to contribute to a Bond Fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the Lehman Brothers Aggregate Index. The fund will be invested in a portfolio of Treasury notes and bonds, corporate notes and bonds and mortgage-backed securities and other securities that, in the aggregate, typify the securities that are included in the Lehman Brothers Aggregate Index. Units of the fund held by the Plan at December 31, 1994 and their per-unit value are shown in
       Note 5. A small portion of the fund is invested in short-term cash equivalents.

       Brokerage fees applicable to the Common Stock Fund, the Bond Fund, and the Current Interest Fund are paid by the applicable fund. The Bond Fund adviser fees are paid by the Bond Fund. The Company pays all other costs associated with the administration of the Plan.

       Investment details as of December 31, 1994, are set forth in Schedule
I.
       Distributions
       -------------

       Plan assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship. Participants may borrow from their accounts within the limits imposed by the Plan. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last Tuesday of the preceding month.

 3.    Net Appreciation/(Depreciation) in Fair Value of Investments:
       ------------------------------------------------------------

The Plan's investments are held by a bank-administered trust fund. The Plan's investments in Company Stock and the Common Stock Fund (including investments bought, sold, as well as held during the period) depreciated $104,852,786 and $688,315, respectively, for the year ended December 31, 1994. The Plan's investment in the Bond Fund depreciated $429,297.

 4.  Asset Value per Common Stock Fund Unit:
     --------------------------------------

The number of units and the asset value per unit, in the Common Stock Fund at December 31, 1994, and 1993 are as follows:


                              December 31, 1994   December 31, 1993
                            -------------------   ---------------------
                                           Asset                Asset
                             Number       Value    Number        Value
                            of Units    Per Unit   of Units     Per Unit
                           ----------    --------  ---------    --------

Common Stock Fund          4,381,580    $ 25.144   3,824,605   $ 24.692



                       NOTES TO FINANCIAL STATEMENTS - Continued
                       -----------------------------


 5.  Asset Value Per Bond Fund Unit:
     ------------------------------

The number of units and the asset value per unit in Bond Fund at December 31, 1994 are as follows:

                                             December 31, 1994
                                    ----------------------------------
                                         Number              Asset
                                          of                 Value
                                         Units             Per Unit
                                    ----------------       ------------

   Bond Fund                           630,714               $10.43


 6.  Employee Stock Ownership Plan:
     -----------------------------

Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan
(ESOP). All shares of Company Stock in the Plan at any time including all shares allocated to participants' accounts, shares held in an ESOP suspense account (described below) are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

A loan totaling $23,212,616 was obtained in August 1993 from the Company. It is payable in eight equal quarterly installments beginning September 1, 1993. Additional loans were obtained in April 1994, payable in seven quarterly installments beginning June 1, 1994, and October 1994, payable in five quarterly installments beginning December 1, 1994, for $2,074,377.23 and $2,108,101.71 respectfully. All loan proceeds were used to purchase shares of Company stock for distribution quarterly. All outstanding balances will be paid during 1995.

The Company Stock shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly payment is made. The Company purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants accounts. The Plan held 455,948 and 356,186 unallocated ESOP shares as of December 31, 1994 and 1993, respectively.

Cash dividends earned on Company Stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

                   -----------------------------

 6.  Employee Stock Ownership Plan, Continued
     -----------------------------

The following highlights certain ESOP activity for 1994:

                                                            1994 Loan                1993 Loan
                                                        Activity in 1994          Activity in 1993
                                                        ----------------          ----------------
Cost of Shares Purchased With Loan Cash                    $ 4,182,479               $23,212,616
Shares Purchased With Loan Cash                                145,269                   445,232
Loan Principal Paid                                        $10,343,635               $ 4,556,483
Loan Interest Paid and Accrued                             $ 1,081,387               $   528,442

 7. Tax Status:
    ----------

The Plan has received a favorable determination letter from the Internal Revenue Service that it is qualified under Section 401 of the Internal Revenue Code and that the related trust is tax-exempt under Section 501 of the Internal Revenue Code. Accordingly, the trust's net investment income is exempt from income taxes. The Plan sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

 8. Plan Termination:
    ----------------

The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Common Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.

 9. Other
    -----

Differences between the data shown on pages 3 through 5 of this report and the 1994 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting. Included in the withdrawal of participant's accounts on the Form 5500 but not shown on the Statement of Changes in Net Assets Available for Plan Benefits is $4,937,071 of funds requested but not yet distributed to the employees as of December 31, 1994.

                                                                                        Schedule 1
                  Item 27a - Schedule of Assets Held for Investment Purposes
                                                                                 Page 1 of 2
                                    Ford Motor Company

              TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES AS OF DECEMBER 31, 1994
              -----------------------------------------------------------------------

                                               (In Thousands)

Identity of Issue,         Description of Investment Including
Lessor, Borrower,          Maturity Date, Rate of Interest
or Similar Party           Collateral, Par or Maturity Value                Cost         Current Value
- ----------------------     ------------------------------------        -----------     -----------------

Ford Motor Company*        Ford Motor Company Common Stock -
                             27,295,173 Shares                         $  595,675        $  760,853

Comerica Bank, N.A.        180-Day Commercial Paper Interest
                             Rate Variable                                    344               344
                                                                     ------------      ------------
                                                                       $  596,019         $ 761,197

Current Interest Fund
- ---------------------
Bank of Nova Scotia C.P.    $20,000,000 Par, 5.31%, 01/04/95           $  5,602            $  5,602
American Home Foods C.P.    $25,000,000 Par, 5.9%, 01/23/95               7,028               7,029
Bank of Nova Scotia - CD    $15,000,000 Par, 5.25%, 02/14/95              4,260               4,260
Sanwa Bank - CD             $25,000,000 Par, 6.00%, 05/26/95              7,100               7,100
Transamerica Life GIC
  #79179                    $10,000,000 Par, 6.26%, 08/02/95              2,840               2,840
First Union Bank Charl      $10,000,000 Par, 9.4%, 01/10/95               2,844               2,840
Federal Home (Ln Mtg)       $ 7,400,000 Par, 6.63%, 10/04/96              2,102               2,098
Federal Home (Ln Mtg)       $10,000,000 Par, 5.03%, 02/04/97              2,840               2,834
Comerica Bank, N.A.         180-Day Commercial Paper Interest
                              Rate Variable                             103,122             103,122
                                                                    -----------          ----------
                                                                     $  137,738          $  137,725

Participant Loans           6% to 11% Interest Rate                  ___________             67,509
                                                           Total       $137,738            $205,234
                                                                     ==========           =========

Common Stock Fund
- -----------------
Comerica Bank, N.A.         Equity Index Funds -
                             4,381,580  Units                          $ 85,316            $110,171
                                                                       ========            ========


Bond Fund
- ---------
Wells Fargo Institutional
 Trust Company               Bond Index Fund - 630,714 Units           $  7,275            $  6,578
                                                                       =========           ========


Income Funds
- ------------
The Prudential Insurance
 Company of America          06/30/97 Maturity - 4.94% Interest Rate    $ 80,769           $ 80,769
Lehman Government
 Securities, Inc.            07/01/96 Maturity - 5.49% Interest Rate      83,003             83,003
The Prudential Insurance
 Company of America          06/30/95 Maturity - 7.03% Interest Rate     101,887            101,887
                                                                         -------            -------
                                                                Total   $265,659           $265,659
                                                                        ========           ========

- - - - - -
*Party-in-interest

tms:ssip-he.95

                                                                                 Schedule I

                                                                                  Page 2 of 2

Notes to Schedule I
- -------------------

The market value of Ford Motor Company Common Stock is based upon the closing price reported in the New York Stock Exchange Composite
Transactions listing as of the last trading day of 1994. Market values also include interest and dividends receivable.

Plans holding assets in the Common Stock Fund are:  the Ford Motor
Company Savings and Stock Investment Plan for Salaried Employees and the Tax-Efficient Savings Plan for Hourly Employees. At December 31,
1994, these plans held a total of 32,850,280 units in the Fund with each unit having a value of $25.144114. The assets held by the Fund were allocated to each of the plans in proportion to the number of units each plan held in the Fund. Units held by the plans at December
31, 1994 are shown in the Notes to Financial Statements for each of the plans.

Item 27a - Schedule of Assets Held for Investment Which Were Both Acquired and
Disposed of in the Same Plan Year
- ------------------------------------------------------------------------------


                                   (b) Description of investment including
(a) Indetify of issue, borrower,       maturity date, rate of interest,        (c) Costs of            (d)  Proceeds of
    lessor, or similar party           collateral, par or maturity value            acquisitions            dispositions
- --------------------------------   ---------------------------------------     ------------------       -----------------
                                              NOT APPLICABLE


                                                                                     Schedule II
                       Item 27d - Schedule of Reportable Transactions
                                        Ford Motor Company
                     Tax-Efficient Savings Plan for Hourly Employees

                    REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1994
                    ------------------------------------------------------------

Identity
of Party             Description       Purchase    Selling    Lease      Expenses    Cost of     Current Value            Net Gain
Involved              of Asset           Price      Price     Rental     Incurred     Asset          of Asset             or (Loss)
- ---------           ------------      -----------  -------    -------    ---------  ---------    ---------------         -----------
I. Single Transaction in Excess of 5% of Current Value of Plan Assets - None


II. Series of Transactions in Other Than Securities in Excess of 5% of Current Value of Plan Assets

Prudential Asset    Guaranteed Investment
Management Group    Contract               N/A     $70,086,51   N/A         $0      $70,086,513        $70,086,513            $0

Prudential Asset    Guaranteed Investment
Management Group   Control           $94,100,888      N/A      N/A         $0      $94,100,888        $94,100,888             $0


III. Series of Transactions in Securities in Excess of 5% of Current Value of Plan Assets

Footnote #1       Ford Motor         $162,058,691     N/A      N/A         $0      $162,058,691       $162,058,691           N/A
                 Common Stock

Comerica Bank,
  N.A.           Footnote #2         $819,702,030     N/A       N/A        $0      $819,702,030       $819,702,030           N/A


Comerica Bank,
 N.A.            Footnote #3             N/A       $815,083,500 N/A        $0      $800,821,677       $815,083,500       $14,261,823


IV. Single Transaction With a Non-Regulated Entity in Excess of 5% of Current Value of Plan Assets - None

- - - - - -
Footnotes:
#1 Purchase of  5,494,130 shares of Ford Motor Company Common Stock

#2 Purchases of Comerica Bank, N.A. Bank Collective Funds

#3 Sales of Comerica Bank, N.A. Bank Collective Funds

tms:ssip-he.95